SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,786,137 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 9,786,137 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,786,137 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

* See Instructions

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cambridge Equities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,138 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,724,138 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,138 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN

* See Instructions

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MP 13 Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,138 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,724,138 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,138 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO

* See Instructions

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chan Soon-Shiong Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,188,061 (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 7,188,061 (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,188,061 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO

* See Instructions

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 6 OF 11 PAGES

This Amendment No. 1 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2014, by certain of the Reporting Persons (as defined below) with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”). In addition, the Chan Soon-Shiong Family Foundation is being added as a joint filer to this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by any person that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Schedule 13D is being filed jointly by (i) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, (ii) Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”), (iii) MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”), and (iv) the Chan Soon-Shiong Family Foundation, an exempt corporation organized under the laws of the State of Delaware (the “Foundation”). Dr. Soon-Shiong, Cambridge Equities, MP 13 Ventures and the Foundation are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for each Reporting Person is 9922 Jefferson Boulevard, Culver City, California 90232.

(c)	Dr. Soon-Shiong is an investor, scientist and technologist. The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). The Foundation is a private foundation whose primary business is philanthropy. Dr. Soon-Shiong is the Chairman of the Foundation and thus may be deemed to control the Foundation.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On December 7, 2015, Dr. Soon-Shiong purchased 100,000 shares of Common Stock on the open market, at a weighted average per share price of $7.8909, for an aggregate purchase price of $789,090. On December 8, 2015, Dr. Soon-Shiong purchased 14,000 shares of Common Stock on the open market, at a weighted average per share price of $8.011, for an aggregate purchase price of $112,154. On December 9, 2015, Dr. Soon-Shiong purchased 39,764 shares of Common Stock on the open market, at a weighted average per share price of $7.9291, for an aggregate purchase price of $315,292.73. Dr. Soon-Shiong used personal funds to purchase such shares (collectively, the “December 2015 Shares”).

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 7 OF 11 PAGES

On July 24, 2015, Cambridge Equities donated 7,188,061 shares of Common Stock to the Foundation.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The Reporting Persons and the Company have entered into a Certification and Agreement, dated as of December 17, 2015 (the “Standstill Agreement”). The Standstill Agreement contains certifications by Dr. Soon-Shiong that the Reporting Persons do not have the intention to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than the disposition of Common Stock. As part of the Standstill Agreement, the Company agreed to amend, prior to December 21, 2015, that certain Amended and Restated Rights Agreement, dated December 22, 2014, with Philadelphia Stock Transfer, Inc., as rights agent (the “Rights Agreement”), such that none of the purchases of the December 2015 Shares would constitute a “Triggering Event” within the meaning of the Rights Agreement.

Under the Standstill Agreement, the Reporting Persons agreed that, during the period of December 17, 2015 through June 17, 2016, none of the Reporting Persons or any its affiliates or representatives will (a) acquire or offer to acquire, seek, propose or agree to acquire, or make a proposal to acquire, by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership of Sorrento, or any of its securities, or any assets or property thereof; (b) make or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, or grant of consents with respect to, any voting securities of Sorrento; (c) make any public announcement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions), any merger, business combination, recapitalization, reorganization, purchase of a material portion of the assets and properties of or other similar extraordinary transaction involving Sorrento or any of its securities; (d) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of Sorrento or otherwise in connection with any of the foregoing; (e) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Sorrento; (f) disclose any intention, plan or arrangement inconsistent with any of the foregoing; (g) advise, assist or encourage, or join with, any other persons in connection with any of the actions or matters referred to in the foregoing clauses (a) through (f); or (h) agree to take any of the actions or matters referred to in the foregoing clauses (a) through (g). Under the Standstill Agreement, the Reporting Persons also agreed to restrictions on their ability to request an amendment, waiver or termination of any of the prohibitions described in the foregoing clauses (a) through (h).

Any reference herein to the Rights Agreement is qualified in its entirety to the full text of the Rights Agreement, which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 23, 2014, and is incorporated herein by reference.

The foregoing description of the Standstill Agreement is a summary only and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit 6 to this Schedule 13D and is hereby incorporated herein by reference in response to this Item 4.

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 8 OF 11 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended to include the following information:

(a)-(b)	The Foundation beneficially owns, in the aggregate, 7,188,061 shares of Common Stock, representing approximately, 19.0% of the outstanding Common Stock of the Company.(1)

As previously disclosed, Cambridge Equities beneficially owns, that certain warrant (the “Warrant”), dated December 22, 2014, exercisable for 1,724,138 shares of Common Stock (the “Warrant Shares”) at an exercise price of $5.80 per share, representing approximately, 4.4% of the outstanding Common Stock of the Company. As previously disclosed, the terms and conditions of the Warrant prohibit Cambridge Equities from exercising any portion of the Warrant to the extent that, after giving effect to the issuance of the requested number of Warrant Shares, Cambridge Equities and its affiliates or group members would beneficially own in excess of 19.9% of the number of shares of Common Stock outstanding immediately upon giving effect to such issuance.

MP 13 Ventures does not directly own any Common Stock. As the general partner of Cambridge Equities, however, MP 13 Ventures may be deemed to beneficially own all Common Stock beneficially owned by Cambridge Equities.

Dr. Soon-Shiong beneficially owns 873,938 shares of Common Stock. In addition, Dr. Soon-Shiong may be deemed to control each of Cambridge Equities, MP 13 Ventures and the Foundation and thus may be deemed to beneficially own all Common Stock beneficially owned by each of Cambridge Equities, MP 13 Ventures and the Foundation. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 9,786,137 shares of Common Stock, representing approximately 22.3% of the outstanding Common Stock of the Company.

The Foundation has the sole power to vote and direct the disposition of all Common Stock directly owned by the Foundation, except to the extent it may be deemed to share such power with Dr. Soon-Shiong by virtue of Dr. Soon-Shiong’s control over the Foundation. Cambridge Equities has the sole power to vote and direct the disposition of the Warrant and any Warrant Shares issued upon the exercise of the Warrant, except to the extent Cambridge Equities may be deemed to share such power with MP 13 Ventures and Dr. Soon-Shiong by virtue of their respective control over Cambridge Equities. Dr. Soon-Shiong has the sole power to vote and direct the disposition of all Common Stock directly owned by him.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. The joint filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is part of a “group” (as defined in Section 13(d)(3) of the Exchange Act) with each other.

(c)	The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

[1]	All calculations of percentage ownership in this Schedule 13D are based on 37,767,085 shares of Common Stock outstanding as of November 9, 2015, as reported in the Quarterly Report on Form 10-Q filed by Sorrento with the SEC on November 16, 2015.

The number of shares of Common Stock reported here as being beneficially owned by the Reporting Persons or as may be deemed to be beneficially owned by the Reporting Persons include all of the Warrant Shares notwithstanding terms and conditions of the Warrant that prohibit its exercise to the extent that, after giving effect to the issuance of the requested number of Warrant Shares, Cambridge Equities and its affiliates or group members would beneficially own in excess of 19.9% of the number of shares of Common Stock outstanding immediately upon giving effect to such issuance. Similarly, the percentage ownership of Cambridge Equities and MP 13 Ventures that is reported herein was calculated as if such Warrant were fully exercisable and not subject to such prohibition. The percentage ownership of Dr. Soon-Shiong that is reported herein, however, was calculated to reflect such prohibition in order to avoid overstating his beneficial ownership of Common Stock.

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 9 OF 11 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

5	Joint Filing Agreement, dated as of December 21, 2015, among the Chan Soon-Shiong Family Foundation, Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong.

6	Certification and Agreement, dated as of December 17, 2015 by and among Sorrento Therapeutics, Inc., Patrick Soon-Shiong, M.D., Cambridge Equities, LP, MP 13 Ventures, LLC and Chan Soon-Shiong Family Foundation.

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 10 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner
By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

SCHEDULE 13D
CUSIP No. 83587F202		PAGE 11 OF 11 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 24, 2014, between Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 the Schedule 13D filed on December 24, 2015).

2	Securities Purchase Agreement, dated as of December 14, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 2 the Schedule 13D filed on December 24, 2015).

3	First Amendment to Securities Purchase Agreement, dated as of December 22, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 3 the Schedule 13D filed on December 24, 2015).

4	Common Stock Purchase Warrant, dated as of December 22, 2014, issued by Sorrento Therapeutics, Inc. to Cambridge Equities, LP (incorporated by reference to Exhibit 4 the Schedule 13D filed on December 24, 2015).

5	Joint Filing Agreement, dated as of December 21, 2015, among the Chan Soon-Shiong Family Foundation, Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong (filed herewith).

6	Certification and Agreement, dated as of December 17, 2015 by and among Sorrento Therapeutics, Inc., Dr. Patrick Soon-Shiong, Cambridge Equities, LP, MP 13 Ventures, LLC and Chan Soon-Shiong Family Foundation (filed herewith).